Exhibit 21.1
INTELLIGENT SYSTEMS CORPORATION
LIST OF PRINCIPAL SUBSIDIARY COMPANIES AS OF MARCH 1, 2008

Subsidiary Name	State / Country of Organization

ChemFree Corporation	Georgia
CoreCard Software, Inc.	Delaware
CoreCard SRL	Romania
ISC Software Pvt. Ltd.	India
VISaer, Inc.	Delaware